
11005486

83-2
Suppl

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
FEB 17 2011
WASH, D.C.
200 SECTION

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$2,750,000,000
2.50 per cent. Global Notes due 15 March 2016

Filed pursuant to Rule 3 of Regulation AD
Dated: February 17, 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$2,750,000,000 principal amount of 2.50 per cent. Global Notes due 15 March 2016 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus"), previously filed under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated February 17, 2011 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2010, was filed under a report of the ADB dated April 28, 2010. The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of February 17, 2011, the ADB entered into a Terms Agreement, filed herewith, with Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., RBC Capital Markets, LLC, Credit Suisse Securities (Europe) Limited, Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, Merrill Lynch International, Morgan Stanley & Co. International plc,

Nomura International plc, TD Securities (USA) LLC, The Royal Bank of Scotland plc and UBS Limited (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$2,750,000,000 for an issue price of 99.603% less management and underwriting fees and selling concessions of 0.125%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about February 22, 2011.

The Managers propose to offer all the Notes to the public at the public offering price of 99.603%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Goldman Sachs International	U.S.$656,562,500
HSBC Bank plc	656,562,500
J.P. Morgan Securities Ltd.	656,562,500
RBC Capital Markets, LLC	656,562,500
Credit Suisse Securities (Europe) Limited	13,750,000
Daiwa Capital Markets Europe Limited	13,750,000
Deutsche Bank AG, London Branch	13,750,000
Merrill Lynch International	13,750,000
Morgan Stanley & Co. International plc	13,750,000
Nomura International plc	13,750,000
TD Securities (USA) LLC	13,750,000
The Royal Bank of Scotland plc	13,750,000
UBS Limited	13,750,000
Total	U.S.$2,750,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.603%	0.125%	99.478%
Total	U.S.$2,739,082,500	U.S.$3,437,500	U.S.$2,735,645,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$50,000*
Fees/Expenses of Independent Accountants..........	$ 27,500*
Listing Fees (Luxembourg)	$ 5,100*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Terms Agreement dated February 17, 2011.

(d) (i) Information Statement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.

(ii) Pricing Supplement dated February 17, 2011.

ADB

Asian Development Bank

February 17, 2011


SEC MAIL PROCESSING
RECEIVED
FEB 17 2011
WASH, D.C.
200
SECTION

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of U.S.$2,750,000,000 2.50% Notes due 15 March 2016 under its Global Medium-Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



KAZUKI FUKUNAGA
Assistant Treasurer

Enclosure

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

TERMS AGREEMENT NO. 603-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$2,750,000,000

2.50 per cent. Global Notes due 15 March 2016

17 February 2011

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") severally agree to purchase from the Asian Development Bank ("ADB") its U.S.$2,750,000,000 2.50 per cent. Global Notes due 15 March 2016 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 20 July 2005 (the "Prospectus") at 9:00 a.m., New York time, on 22 February 2011 (the "Settlement Date") at an aggregate purchase price of U.S.$2,735,645,000 on the terms set forth herein and in the Standard Provisions dated as of 17 May 2004 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference, except that all references therein to (i) the Prospectus shall be deemed to refer to the Prospectus referred to herein and (ii) the Fiscal Agency Agreement shall be deemed to refer to the Uniform Fiscal Agency Agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Managers that the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The obligation of the Managers to purchase Notes hereunder is further subject to the receipt by each of the Managers of the documents referred to in clauses (ii) through (v) of Section 6(b) of the Standard Provisions, if requested by the Managers, and copies of the documents referred to in clauses (i), (ii), (iii) and (v) of Section 6(a) of the Standard Provisions. Each of the Managers hereby waives its right to receive copies of each of the documents described in clauses (iv) and (vi) of Section 6(a) of the Standard Provisions.

1. ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.603 per cent. of the principal amount less a management and underwriting fee and selling concession of 0.125 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Goldman Sachs International	U.S.$656,562,500
HSBC Bank plc	656,562,500
J.P. Morgan Securities Ltd.	656,562,500
RBC Capital Markets, LLC	656,562,500
Credit Suisse Securities (Europe) Limited	13,750,000
Daiwa Capital Markets Europe Limited	13,750,000
Deutsche Bank AG, London Branch	13,750,000
Merrill Lynch International	13,750,000
Morgan Stanley & Co. International plc	13,750,000
Nomura International plc	13,750,000
TD Securities (USA) LLC	13,750,000
The Royal Bank of Scotland plc	13,750,000
UBS Limited	13,750,000
Total	U.S.$2,750,000,000

2. Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the following account of Bk of NY/DSP at the Federal Reserve Bank of New York, ABA No. 021000018, for further credit to RBC Capital Markets, LLC; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having received or waived its receipt of:

(i) a copy of each of the Prospectus and the Fiscal Agency Agreement, duly executed by the parties thereto; and

(ii) a copy of each of the most recently delivered documents referred to in clauses (i), (ii), (iii) and (v) of Section 6(a) of the Standard Provisions.

4. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6. For purposes hereof, the notice details of ADB and each of the Managers are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: +632 632-4713
Facsimile: +632 632-4120 or 636-2625

For the Managers:

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB, England
United Kingdom
Attention: MTN Desk
Telephone: +44 20 7774 2295
Facsimile: +44 20 7774 5711

7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes, as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

8. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC
J.P. MORGAN SECURITIES LTD.
RBC CAPITAL MARKETS, LLC
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
DAIWA CAPITAL MARKETS EUROPE LIMITED
DEUTSCHE BANK AG, LONDON BRANCH
MERRILL LYNCH INTERNATIONAL
MORGAN STANLEY & CO. INTERNATIONAL PLC
NOMURA INTERNATIONAL PLC
TD SECURITIES (USA) LLC
THE ROYAL BANK OF SCOTLAND PLC
UBS LIMITED

By: 
Name: DAVID VYRAVIPILLAI
Title: Attorney-in-Fact

[*signatures continued on next page*]

CONFIRMED AND ACCEPTED,
as of the date first written above:

ASIAN DEVELOPMENT BANK



By:__________________________________
Name: KAZUKI FUKUNAGA
Title: Assistant Treasurer

PRICING SUPPLEMENT


ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 603-00-1

U.S.$2,750,000,000

2.50 per cent. Global Notes due 15 March 2016

Issue price: 99.603 per cent.

Joint Lead Managers

Goldman Sachs International
HSBC
J.P. Morgan
RBC Capital Markets

Co-Lead Managers

BofA Merrill Lynch
Daiwa Capital Markets Europe
Morgan Stanley
Royal Bank of Scotland
Credit Suisse
Deutsche Bank
Nomura
TD Securities
UBS Investment Bank

The date of this Pricing Supplement is 17 February 2011.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$2,750,000,000 2.50 per cent. Global Notes due 15 March 2016 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 20 July 2005 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 6 December 2010.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank.
2.	Series Number:		603-00-1.
3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$2,750,000,000.
5.	(i)	Issue Price:	99.603 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	U.S.$2,735,645,000.
6.	Specified Denominations (Condition 1(a)):		U.S.$1,000.
7.	(i)	Issue Date (Condition 5(d)):	22 February 2011.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		15 March 2016.

9.	Interest Basis (Condition 5)):	Fixed Rate (Condition 5(a)) (further particulars specified below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
(i)	Rate(s) of Interest:	2.50 per cent. per annum, payable semi-annually in arrear.
(ii)	Interest Payment Date(s):	15 March and 15 September of each year, commencing on 15 September 2011.
(iii)	Fixed Coupon Amount(s):	U.S.$12.50 per Specified Denomination, payable on each Interest Payment Date except for the first Interest Payment Date on 15 September 2011, which is subject to the Broken Amount per paragraph 16(iv) below.
(iv)	Broken Amount(s):	U.S.$14.097 per Specified Denomination.
(v)	Day Count Fraction (Condition 5(d)):	30/360.
(vi)	Determination Date(s):	Not applicable.
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day.

17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
	(i) Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii) Variable Redemption Amount (Condition 6(d)):	Not applicable.
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii) Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Book-Entry Notes available on Issue Date. The Notes may not be exchanged for Definitive Fed Registered Notes.
26.	Talons for future Coupons to be	

	attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	
	(i) Relevant Financial Center:	New York.
	(ii) Payment Dates:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment. "Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

Distribution

32.	(i) If syndicated, names of Managers:	Goldman Sachs International HSBC Bank plc J.P. Morgan Securities Ltd. RBC Capital Markets, LLC Credit Suisse Securities (Europe) Limited

		Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch Merrill Lynch International Morgan Stanley & Co. International plc Nomura International plc TD Securities (USA) LLC The Royal Bank of Scotland plc UBS Limited
	(ii) Stabilizing Manager (if any):	Not applicable.
	(iii) Commissions and Concessions:	0.125 per cent. of the Aggregate Nominal Amount.
33.	If non-syndicated, name of Dealer:	Not applicable.
34.	Additional selling restrictions:	Not applicable.

Operational Information

35.	(i) ISIN:	US045167BZ51.
	(ii) CUSIP:	045167BZ5.
	(iii) CINS:	Not applicable.
	(iv) Other:	Not applicable.
36.	Common Code:	059394789.
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Federal Reserve Book-Entry System.
38.	Delivery:	Delivery against payment.
39.	Additional Paying Agent(s) (if any):	Not applicable.
40.	Governing Law:	New York.

Tax Considerations – United States Federal Income Taxation

IRS Circular 230 Notice:

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "IRS") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT

INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 28 April 2010.

Recent Developments

On 4 May 2010, ADB's Board of Governors approved the following with respect to its 2009 ordinary capital resources net loss:

a) U.S.$447.6 million, representing unrealized losses as of 31 December 2009, be added from the cumulative revaluation adjustments account;
b) U.S.$247.2 million, representing the adjustment to the loan loss reserve as of 31 December 2009, be added from the loan loss reserve and then be allocated to surplus;
c) U.S.$230.9 million be allocated to the ordinary reserve;
d) U.S.$120.0 million be allocated to the Asian Development Fund;
e) U.S.$40.0 million be allocated to the Technical Assistance Special Fund;
f) U.S.$10.0 million be allocated to the Climate Change Fund; and
g) U.S.$10.0 million be allocated to the Regional Cooperation and Integration Fund.

With effect from 7 June 2010, Lakshmi Venkatachalam has been appointed as ADB's Vice-President (Private Sector and Cofinancing Operations).

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: 

Name: KAZUKI FUKUNAGA
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services
33, rue de Gasperich
Howald-Hesperange
L-2085 Luxembourg

LEGAL ADVISERS TO THE DEALERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

AUDITORS

Deloitte & Touche LLP
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809